Exhibit 99.1

SECURITIES TRADING POLICY

May 2024

1.	INTRODUCTION

1.1	Securities of the Company are listed on ASX.

1.2	This policy outlines:

a.	when Key Management Personnel (KMP) and other Employees may deal in Company Securities;

b.
when KMP and other Employees may deal in listed securities of another entity (because they may obtain Inside Information about another entity’s securities while performing their duties for the Group); and

c.	procedures to reduce the risk of insider trading and the appearance of insider trading.

1.3
This Securities Trading Policy has been prepared to address the requirements of the ASX Listing Rules which require the Company to provide a framework to KMP and Employees when Dealing in Securities of the Company.  This Securities Trading Policy has been prepared taking into consideration the following:

a.	the size, nature and stage of the development of the Company (see below for further details);

b.	obligations under the Corporations Act not to Deal in Company Securities whilst in possession of Inside Information;

c.	rights of shareholders under the Constitution of the Company to freely trade their shares;

d.	contractual and statutory rights embedded in the Securities; and

e.	U.S. securities law requirements and market best practices regarding insider trading liabilities.

1.4
As noted above, this Securities Trading Policy has been prepared with the stage of development of the Company in mind.  Inside Information is likely to be related to the Company’s plans, results from studies, progress for its mineral resource project and its corporate activities. Accordingly, the Closed Periods are based around the release of this information, rather than the release of financial reports.  This aspect of the Company’s Securities Trading Policy may change should the stage of development of the Company change in the future.

2.	BREACH OF POLICY

2.1	A breach of this Policy by an Employee (even if the Employee is not a KMP) is serious and may lead to disciplinary action, including dismissal. It may also be a breach of the law.

2.2	Insider trading is a criminal offence punishable by substantial fines, imprisonment or both.

2.3	A court may also impose substantial civil penalties for insider trading including ordering financial penalties and compensation to persons who suffer loss or damages because of insider trading.

3.	WHEN EMPLOYEES MAY DEAL

3.1
An Employee (who is not a KMP) may Deal in Company Securities or the Securities of a Transaction Entity if he or she does not have information that he or she knows, or ought reasonably to know, is Inside Information in relation to Company Securities or the Securities of a Transaction Entity.

4.	WHEN EMPLOYEES MAY NOT DEAL

4.1
An Employee who is not a KMP may not Deal or procure another person to Deal in Company Securities or the Securities of a Transaction Entity if he or she has information that he or she knows, or ought reasonably to know, is Inside Information in relation to Company Securities or the Securities of a Transaction Entity.

5.	WHEN A KMP MAY DEAL

5.1
Subject to the requirements of this Policy (including the required prior approvals and restrictions during Closed Periods), a KMP may Deal in Company Securities or the Securities of a Transaction Entity if he or she does not have information that he or she knows, or ought reasonably to know, is Inside Information in relation Company Securities or the Securities of a Transaction Entity.

6.	WHEN A KMP MAY NOT DEAL IN COMPANY SECURITIES

6.1	Subject to Clauses 7 and 8 of this Policy, a KMP may not Deal or procure another person to Deal in Company Securities:

a.	if he or she has information that he or she knows, or ought reasonably to know, is Inside Information in relation to Company Securities;

b.	during a Closed Period;

c.	if he or she has information that he or she knows, or ought reasonably to know, has not been announced to the market under ASX Listing Rule 3.1A in relation to Company Securities.

6.2
A KMP may not Deal or procure another person to Deal in the Securities of a Transaction Entity if he or she has information that he or she knows, or ought reasonably to know, is Inside Information in relation to the Securities of a Transaction Entity.

6.3
KMP are prohibited at all times from Dealing in financial products issued or created over or in respect of the Company’s Securities.  For the avoidance of doubt this clause does not apply to an option over unissued capital granted by the Company.

6.4
KMP are prohibited from entering into margin lending or similar arrangements in respect to Company Securities they hold or in which they have a Relevant Interest without first obtaining prior clearance from the appropriate Approving Officer in accordance with the procedures detailed in Clause 10.

7.	EXCLUDED TRADING

7.1	This Policy does not prohibit Dealing in the Company’s Securities during a Closed Period as outlined in 8.1.

8.	EXCEPTIONAL CIRCUMSTANCES

8.1	The Approving Officer may give clearance during a Closed Period for a KMP to sell (but not buy) Company Securities in Exceptional Circumstances.

8.2
The Approving Officer may not give clearance under the exception in clause 8.1 if there is a matter about which there is Inside Information in relation to Company Securities (whether or not the KMP knows about the matter) when the KMP requests clearance or proposes to Deal in Company Securities. This prohibition is subject to any lawful obligation to the contrary (for example, for an order of a court)

8.3
The KMP seeking clearance to Deal in the Securities must outline in writing to the Approving Officer the circumstances of their severe financial hardship or as to why their circumstances are otherwise exceptional and that the proposed Dealing in the Securities is the only reasonable course of action available.

8.4	The Approving Officer will decide if the Exceptional Circumstances exist.

8.5	A list of matters that may constitute Exceptional Circumstances is contained in Schedule 3.

9.	CLEARANCE FROM THE APPROVING OFFICER – DEALING IN COMPANY SECURITIES

9.1
At least 2 Business Days prior to when a KMP intends to Deal in Company Securities, the KMP must first inform the Approving Officer (and at the same time the Company Secretary) by submitting a completed Securities Trading Request Form (See Schedule 6). If the KMP is not able to fax or email a scanned copy of the Securities Trading Request Form, then the KMP may send an email with the same information in it to the Approving Officer.

9.2
The Approving Officer must approve or reject the Securities Trading Request as soon as practicable (generally within 2 Business Days). The KMP must not Deal in Company Securities until it has received the clearance from the Approving Officer.

9.3	The Approving Officer may not give clearance if:

a.
there is a matter about which there is or may be Inside Information in relation to Company Securities (whether or not the KMP knows about the matter) when the KMP requests clearance or proposes to deal in Company Securities;

b.	the Securities Trading Request form is lodged during a Closed Period;

c.	the proposed Dealing is during a Closed Period; or

d.	the Approving Officer has any other reason to believe that the proposed Dealing breaches this Policy.

9.4
In making a determination under 9.3(a) about the existence of Inside Information the Approving Officer should exercise caution and refuse the clearance if there is any possibility that Inside Information may exist.

9.5	Irrespective of any clearances given under this Policy, the Employee or KMP is not to Deal with Company Securities whilst in possession of Inside Information.

9.6	The Approving Officer must:

a.	keep a written record of:

i.	any information received from a KMP in connection with this Policy; and

ii.	any clearance given under this policy, including the duration for which the clearance applies; and

b.	send a copy of the written record to the Company Secretary for keeping.

9.7	The Company Secretary must keep a file of any written record referred to in clauses 9.1 and 9.6.

9.8	For the purposes of this clause, written requests and clearances may include facsimiles and emails and are valid for a period the earlier of:

a.	5 Business Days;

b.	the Business Day before the Company enters a Closed Period; and

c.	the time that the KMP comes into possession of Inside Information.

10.	CLEARANCE FROM THE APPROVING OFFICER – MARGIN LENDING OR SIMILAR ARRANGEMENTS

10.1
At least 10 Business Days prior to a KMP entering into any margin lending or similar arrangement, the KMP must first seek approval from the Approving Officer to enter into the margin lending or similar arrangement. The KMP must provide a copy of all documents relating to the margin lending arrangements for review by the Approving Officer.

10.2	The KMP must not enter into any margin lending or similar arrangement until it has received the clearance from the Approving Officer.

10.3	The Approving Officer may not give clearance if:

a.
there is a matter about which there is or may be Inside Information in relation to Company Securities (whether or not the KMP knows about the matter) when the KMP requests clearance for the margin lending or similar arrangement;

b.	the proposed margin lending or similar arrangement is requested to be entered into during a Closed Period;

c.
the Approving Officer does not believe that there are appropriate arrangements in place between the KMP and the margin lender or financier to enable the KMP to comply with the terms of this Policy and with applicable securities laws, including clause 6.1 if there is any Dealing in any Company Securities by the margin lender or financier; or

d.	the Approving Officer has any other reason to believe that the proposed terms of the margin lending or similar arrangement breach this Policy.

e.	Irrespective of any clearances given under this Policy, the Employee or KMP is not to Deal with Company Securities whilst in possession of Inside Information.

10.4	The Approving Officer must:

a.	keep a written record of:

i.	any information received from a KMP in connection with this Policy; and

ii.	any clearance given under this policy, including the duration for which the clearance applies; and

b.	send a copy of the written record to the Company Secretary for keeping.

10.5	The Company Secretary must keep a file of any written record referred to in clauses 10.1 and 10.4.

10.6	For the purposes of this clause 10, written requests and clearances may include facsimiles and emails and are valid for a period of 5 Business Days.

11.	DEALINGS IN WHICH A KMP HAS A RELEVANT INTEREST

11.1	A KMP must prohibit any Dealing in the Company Securities in which the KMP has a Relevant Interest while the KMP is in possession of Inside Information.

12.	COMMUNICATING INSIDE INFORMATION

12.1
If an Employee (including a KMP) has information that he or she knows, or ought reasonably to know, is Inside Information in relation to Company Securities or the Securities of Transaction Entity, the Employee must not directly or indirectly communicate that information to another person if he or she knows, or ought reasonably to know, that the other person would or would be likely to:

a.	Deal in Company Securities or the Securities of a Transaction Entity; or

b.	procure another person to Deal in Company Securities or the Securities of a Transaction Entity.

12.2	Unless otherwise authorised, an Employee must not inform colleagues (except the Approving Officer) about Inside Information or its details.

13.	NOTIFICATION OF TRADES IN COMPANY SECURITIES

13.1
KMP must notify the Company Secretary of any Dealings in the Company’s securities within two business days of such Deal occurring.  Initial, ongoing and final notifications will be required which must include the details set out in clause 9 to this Securities Trading Policy.

14.	SPECULATIVE DEALING

14.1	A KMP may not deal in Company Securities on considerations of a short-term nature or engage in hedging or short-sale transactions with respect to Company Securities.

15.	DISTRIBUTION OF POLICY

15.1	This policy must be distributed to all KMPs and Employees.

16.	ASSISTANCE AND ADDITIONAL INFORMATION

16.1
Employees who are unsure about any information they may have in their possession, and whether they can use that information for Dealing in Company Securities or Securities in a Transaction Entity, should contact the Authorised Officer.

Schedule 1 – Defined Terms

In this policy:

Approving Officer means:

a.	for a KMP who is not a Director, the chief executive officer;

b.	for a Director (except the chairman of the board), the chairman of the board; and

c.	for the chairman of the board, any other two Directors.

ASX means ASX Limited (ABN 98 008 624 691) and where the context permits, the Australian Securities Exchange operated by ASX Limited.

Business Day means any day of the week other than a Saturday, Sunday or Public Holiday.

Closed Period means:

a.	during the 10 Business Day period prior to the expected release of, and two hours after the actual release of, announcements regarding:

(i)	material exploration results;

(ii)	material mineral resource or reserve estimates or exploration targets;

(iii)	results of material technical studies (including scoping, pre-feasibility, feasibility, or other detailed technical studies);

(iv)	sales and production figures;

(v)	profit and production forecasts;

(vi)	material borrowings or material changes to terms of existing borrowings;

(vii)	material changes to liquidity and material cash flow information;

(viii)	significant changes in operations;

(ix)	significant litigation;

(x)	significant mergers, joint ventures, acquisitions, restructures, or takeovers;

(xi)	major asset purchases or sales;

(xii)	material new products and technology; and

(xiii)	capital raisings by the Company (except participation by a KMP in the capital raising itself).

b.	during the 5 Business Day period prior to the expected release of, and two hours after the actual release of, the following:

(i)	quarterly activity reports, quarterly cash flow statements, half year financial results, and full year financial results;

(ii)	a disclosure document for the offer of Securities in the Company containing Inside Information or information that has not been announced to the market under ASX Listing Rule 3.1A;

(iii)	a target statement for a takeover offer for Securities in the Company;

(iv)	a bidder’s statement for the issue of Securities in the Company; or

(v)	a scheme booklet for a merger by way of a scheme of arrangement involving the Securities of the Company.

Company means IperionX Limited (ACN 002 664 495).

Company Securities means all Securities in the Company or a Group member whether or not listed or traded on the ASX or other financial market in Australia (including financial products issued or created over or in respect of the Company’s Securities).

Corporations Act means the Corporations Act 2001.

Deal includes acquiring, disposing of, subscribing for, and Dealing has a corresponding meaning.  A decision to join, or subscribe for shares under, any dividend reinvestment plan is not dealing in Company Securities.

Director means a director of the Company.

Employee means any employee or consultant of the Company.

Exceptional Circumstance has the meaning outlined in Schedule 3.

Generally available information is information that is:

a.	is readily observable;

b.
has been made known in a manner likely to bring it to the attention of persons who commonly invest in securities of the relevant type and a reasonable period for that information to be disseminated has elapsed since it was made known; or

c.	consists of deductions, conclusions or inferences made or drawn from information falling under paragraphs (a) or (b).

Group means the Company and each of its controlled entities.

Inside Information means information that is not generally available and if it were generally available, a reasonable person would expect it to have a Material Effect on the price or value of the Company’s Securities. For the purposes of this Policy, Inside Information generally includes, but is not limited to the following (prior to it being generally available):

a.	material exploration results;

b.	material mineral resource or reserve estimates or exploration targets;

(i)	results of material technical studies (including scoping, pre-feasibility, feasibility, or other detailed technical studies);

(ii)	sales and production figures;

(iii)	profit and production forecasts;

(iv)	material borrowings or material changes to terms of existing borrowings;

(v)	material changes to liquidity and material cash flow information;

(vi)	significant changes in operations;

(vii)	significant litigation;

(viii)	impending mergers, joint ventures, acquisitions, restructures, takeovers;

(ix)	major asset purchases or sales; and

(x)	material new products and technology.

Insider Trading in relation to this Policy means if a person has information about securities and the person knows, or ought reasonably to know, that the information is Inside Information, the person is prohibited from:

a.	Dealing in the securities;

b.	procuring another person to Deal in the securities; or

c.	giving the information to another person who the person knows, or ought reasonably to know, is likely to:

(i)	Deal in the securities; or

(ii)	procure someone else to Deal in the securities.

Key Management Personnel or KMP means those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise), chief executive officer, chief financial officer or company secretary of that entity, as determined in accordance with Accounting Standard AASB 124 ‘Related Party Disclosure’.

For the purposes of this Policy, information is taken to be Material or will have a Material Effect if the information would, or would be likely to, influence persons who commonly acquire securities in deciding whether or not to acquire or dispose of the Company’s Securities.

Relevant Interest A person has a Relevant Interest in securities if they:

a.	are the holder of the securities; or

b.	have power to exercise, or control the exercise of, a right to vote attached to the securities; or

c.	have power to dispose of, or control the exercise of a power to dispose of, the securities.

Security includes shares, debentures, rights, options, employee options, prescribed interests and warrants and Securities has a corresponding meaning.

Transaction Entity means an entity which the Company has business dealings which is listed on the ASX or any other financial market.

Schedule 2 – Exclusions From The Securities Trading Policy

Dealing excluded from the operation of Policy includes:

a.
transfers of Securities already held into a superannuation fund over which the KMP and its representatives have no discretion or into another non-discretionary saving scheme in which the KMP is a beneficiary;

b.	transfers of Securities where there is no change in beneficial ownership;

c.
an investment in, or trading in units of, a fund or other scheme (other than a scheme only investing in the securities of the entity) where the assets of the fund or other scheme are invested at the sole discretion of a third party;

d.
where a KMP is a trustee, trading in Securities by that trust provided the KMP is not a beneficiary of the trust and any decision to trade during a Closed Period is taken by the other trustees or by the investment managers independently of the KMP;

e.	undertakings to accept, or acceptance of, a takeover offer;

f.
trading under an offer or invitation made to all or most of the security holders, such as, a rights issue, a security purchase plan, a dividend or distribution reinvestment plan and an equal access buy-back, where the plan that determines the timing and structure of the offer has been approved by the board.  This includes decisions relating to whether or not to take up the entitlements;

g.	the exercise (but not the sale of securities following exercise) of an option or a right under an employee incentive scheme, or the conversion of a convertible security;

h.
trading under a non-discretionary trading plan for which prior written clearance has been provided in accordance with procedures set out in the trading policy (including a plan whereby the Company or an agent sells Securities on behalf of KMP to meet any taxation consequences arising from the conversion of rights or exercise of options held by KMP) and where:

(i)	the KMP did not enter into the plan or amend the plan during a Closed Period;

(ii)	the trading plan does not permit the KMP to exercise any influence or discretion over how, when, or whether to trade; and

(iii)	the entity’s trading policy does not allow for the cancellation of a trading plan during a Closed Period other than in exceptional circumstances; and

i.
the issue or grant of Company Securities by the Company to a KMP where shareholder approval for the issue of the Company Securities has been obtained and if Inside Information exists both the Company and KMP are fully aware of the Inside Information.

Schedule 3 – Exceptional Circumstances

For the purposes of this Policy, Exceptional Circumstances include:

a.	severe financial hardship whereby the Employee has a pressing financial commitment that cannot be satisfied otherwise than by selling the relevant Securities.

b.
For example, a tax liability of an Employee would not normally constitute severe financial hardship unless the person has no other means of satisfying the liability.  A tax liability relating to Securities received under an employee incentive scheme would also not normally constitute severe financial hardship or otherwise be considered an Exceptional Circumstance.

c.
The Employee is required by a court order, or there are court enforceable undertakings, for example, in a bona fide family settlement, to transfer or sell the securities of the entity or there is some other overriding legal or regulatory requirement for him or her to do so.

d.	An unforeseen circumstance that is considered by the Board to be consistent with the objectives of this Policy.

Schedule 4 – Notification Requirements

Initial disclosure

1.	The KMP will provide the following information as at the date of appointment.

a.	details of all Company Securities registered in the KMP’s name. These details include the number and class of the Company Securities;

b.
details of all Company Securities not registered in the KMP’s name but in which the KMP has a Relevant Interest.  These details include the number and class of the Company Securities, the name of the registered holder and the circumstances giving rise to the Relevant Interest; and

c.
details of all contracts (other than contracts to which the Company is a party) to which the KMP is a party or under which the KMP is entitled to a benefit, and that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the Company or a related body corporate.  These details include the number and class of shares, debentures or interests, the name of the registered holder if the shares, debentures or interests have been issued and the nature of the KMP’s interest under contract.

2.	The KMP will provide the required information as soon as reasonably possible after the date of appointment and in any event not later than two Business Days after the date KMP’s date of appointment.

Ongoing disclosure

3.	The KMP will provide the following information.

a.
details of changes in Company Securities registered in the KMP’s name other than changes occurring as a result of corporate actions by the Company.  These details include the date of the change, the number and class of the Company Securities held before and after the change, and the nature of the change, for example on-market transfer. The KMP will also provide details of the consideration payable in connection with the change, or if a market consideration is not payable, the value of the Company Securities the subject of the change;

b.
details of changes in Company Securities not registered in the KMP’s name but in which the KMP has a Relevant Interest. These details shall include the date of the change, the number and class of the Company Securities held before and after the change, the name of the registered holder before and after the change, and the circumstances giving rise to the Relevant Interest. The KMP will also provide details of the consideration payable in connection with the change, or if a market consideration is not payable, the value of the Company Securities the subject of the change; and

c.
details of all changes to contracts (other than contracts to which the Company is a party) to which the KMP is a party or under which the KMP is entitled to a benefit, and that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the Company or a related body corporate.  These details include the date of the change, the number and class of the shares, debentures or interests to which the interest relates before and after the change, the name of the registered holder if the shares, debentures or interests have been issued, and the nature of the KMP’s interests under the contract.

4.	The KMP will provide the required information as soon as reasonably possible after the date of the change and in any event no later than two Business Days after the date of the change.

Final disclosure

5.	The KMP will provide the following information as at the date of ceasing to be a KMP.

a.	details of all Company Securities registered in the KMP’s name. These details include the number and class of the Securities;

b.
details of all Company Securities not registered in the KMP’s name but in which the KMP has a Relevant Interest.  These details include the number and class of the Company Securities, the name of the registered holder and the circumstances giving rise to the Relevant Interest; and

c.
details of all contracts (other than contracts to which the Company is a party) to which the KMP is a party or under which the KMP is entitled to a benefit, and that confer a right to call for or delivery shares in, debentures of, or interests in a managed investment scheme made available by, the Company or a related body corporate.  These details include the number and class of the shares, debentures or interests, the name of the registered holder if the shares debentures or interests have been issued and the nature of the interest under the contract.

6.
The KMP will provide the required information as soon as reasonably possible after the date of ceasing to be a KMP and in any event no later than two Business Days after the date of ceasing to be a KMP.

Schedule 5 - Form of Acknowledgement by Employee

a.	I have read and understood the document titled “Securities Trading Policy” of IperionX Limited (the Securities Trading Policy).

b.	I agree to be bound by, and to comply with, the Securities Trading Policy.

c.	I acknowledge and agree that the Securities Trading Policy forms part of the terms of my appointment as an employee/director/consultant of IperionX Limited.

Signature:

Name:

Date:

To be returned to the Company Secretary on completion.

Schedule 6 - Securities Trading Request

In accordance with the Securities Trading Policy of IperionX Limited, before dealing in any Company Securities you are required to obtain clearance.

Please forward this request to Approving Officer by fax no. + 61 8 9322 6558 or scan then by email to info@iperionx.com.

Name:

Position:

Location:

Telephone:

Facsimile:

I request permission to trade the following Securities which are currently held / proposed to be held by myself personally and/or other parties with whom I have a Relevant Interest as follows:

Registered Name of Security Holder	Type of Company Security	Number of Company Securities	Buy/Sell

I confirm that:

a.	it is not a Closed Period;

b.	I am not in possession of Inside Information;

c.	I will not deal in the above Company Securities until I am notified that clearance is approved; and

d.	I may be refused permission to deal without explanation.

Signed:	Date:

This form is valid for a period of 5 Business Days from the date of approval.  After this time, clearance will lapse and a further request will need to be completed.  This form will be returned to you with the period of validation completed if approval has been granted.

For completion by the Approving Officer:

Approval for the above dealing bas been cleared for a period of 5 Business Days / refused (Approving Officer to delete one).

Signed:	Date:

Name of Approving Officer: